Exhibit 99.2

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D.	Tel: (450) 680-4572
Vice President, Corporate Communications	lhebert@bellushealth.com
BELLUS HEALTH ANNOUNCES FORMAL NOTICE TO VOLUNTARILY DELIST
FROM NASDAQ
BELLUS Health Successfully Completed and Closed the Amendment of the Trust
Indenture Governing the November 2006 Notes
LAVAL, QUEBEC, December 17, 2008 - BELLUS Health Inc. (NASDAQ: BLUS; TSX: BLU) announces that it has provided formal notice to the NASDAQ Stock Market of its intention to voluntarily delist its common stock from the NASDAQ Capital Market. The decision was taken in light of the continuing, extreme short-term volatility in current conditions in the financial markets and, accordingly, in the Company’s market value. The Company expects that it will file a Form 25 with the Securities and Exchange Commission and NASDAQ on or about December 29, 2008, with delisting of its common stock to take effect ten days thereafter. The Company’s listing on the Toronto Stock Exchange (TSX: BLU) will not be affected by this action. The Company will continue to be subject to the filing and other obligations of the U.S. securities laws applicable to non-U.S. reporting companies during 2009.
Having received the consent of the holders of over a majority in value of the Company’s $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 (the Notes), the Company amended the trust indenture governing the Notes, so as to permit delisting from NASDAQ.
As previously announced, the Company received a Deficiency Letter dated December 1, 2008, from the NASDAQ Staff stating that, for 10 consecutive trading days, the market value of the Company’s listed securities had been below the minimum $35,000,000 requirement for continued inclusion on the NASDAQ Capital Market under Marketplace Rule 4310(c)(3)(B).
About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet needs.

To Contact BELLUS Health
For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number 1-877-680-4500 or visit the Web Site at www.bellushealth.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health Group and its business.